SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 2, 2007

1. DATE, TIME AND PLACE: August 02, 2007, at 6:00 PM, at Av. Roque Petroni Júnior, 1464, 6th floor, B side, São Paulo – SP.

2. CHAIRMAN AND SECRETARY: Luis Miguel Gilpérez López – Chairman of the meeting; Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3 . ATTENDANCE: The meeting was initiated with the attendance of the Directors that sign these minutes, in compliance with the quorum set forth in the Bylaws. Pursuant to the alternative provided by the second paragraph of article 15 of the Bylaws, Messrs. Luis Miguel Gilpérez López and Ignácio Aller Mallo attended to the meeting by audio conferencing.

4. AGENDA AND RESOLUTIONS:

Following the analysis of the proposal for the acquisition of the shares issued by Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., which are held by Telpart Participações S.A., as well as the analysis of the main terms and conditions of the purchase agreement of such shares, as presented by the Officers, the Board of Directors unanimously resolved to authorize the execution, by the Company, of said agreement, provided that the execution is subject to the conclusion of the negotiation between the parties. The Board of Directors also authorized the acquisition of the subscription rights held by Telpart Participações S.A., resulting from the possibility of the capitalization of premium reserves, pursuant to the provisions of the CVM Instruction No. 319/99.

The members of the Board of Directors also examined the appraisal report prepared by KPMG Corporate Finance Ltda., for the purposes of the provisions set forth by article 256 of the Brazilian Corporations Law, and ratified the contracting of KPMG Corporate Finance Ltda. The Board of Directors understands that the amount of investment set forth in the Agreement is justified for all the presented reasons and information.

The managers pointed out that the consummation of the purchase and sale referred to herein is subject to the fulfillment of the conditions precedent set forth in said Agreement, which includes the approval of the transaction by the Brazilian regulatory agency, Agência Nacional de Telecomunicações – ANATEL.

Furthermore, the Directors ratified the contracting of the other financial advisors, Goldman Sachs and Banco Espírito Santo, and of the legal advisor, Machado, Meyer, Sendacz e Opice Advogados, to advise the Company throughout the acquisition set forth in the Agreement until its consummation, as well as the Directors decided to approve, as of this date, the call of the extraordinary general shareholders’ meeting that shall be held in order to resolve about the ratification of the execution of the Agreement, pursuant to article 256, first paragraph, of Law No. 6,404, dated December 15, 1976.

It was informed by the Chairman that, in compliance with the provisions of article 254-A of the Brazilian Corporations Law, mandatory tender offers shall be made for the acquisition of common shares held by non-controlling shareholders of Telemig Celular Participações S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A. and Amazônia Celular S.A., as provided in law and pursuant to the proposal presented by the managers.

Finally, the Directors approved the proposal presented by the managers for the execution of voluntary tender offers (VTOs) for the acquisition of up to 1/3 of the preferred shares held by non-controlling shareholders of the companies (holding and operating companies), by the amounts set forth in the proposal, provided that the execution of such VTOs is subject to the non-occurrence of material adverse effect. In case the VTOs are carried out, such VTOs shall be extended to the holders of ADS in the United States.

5. ADJOURNMENT OF THE MEETING: As no matters were left to be discussed, the meeting was adjourned and these minutes, after being drawn up, read and approved, were executed by the Directors in attendance and by the Secretary, and, then, registered in the proper corporate book.

Signatures: Luis Miguel Gilpérez Lopez – Chairman of the Meeting and President of the Board of Directors; Felix Pablo Ivorra Cano; Shakhaf Wine; Ignácio Aller Malo; Luiz Kaufmann; Antonio Gonçalves de Oliveira; Rui Manuel de Medeiros D’Espiney Patrício; José Guimarães Monforte – Directors; João Pedro Amadeu Baptista - Vice-President of the Board of Directors represented by Mr. Shakhaf Wine. Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this document is a true and correct copy of the minutes drawn up in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting   OAB/RS No. 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 03, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.